EXHIBIT 99.9
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                    Global Remuneration of Company's Officers

                        Tele Norte Celular Participacoes
                                 Holding Company
                                Fiscal year 2003

Company's Officers

o  Chief Executive Officer:        Antonio dos Santos

o  Chief Financial Officer:        Joao Cox (*)

o  Human Resources Officer:        Aloysio Galvao

(*) Without remuneration in the Holding Company



Global Amount per Company (R$1000)

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          Company                                Approved 2002    Proposed 2003
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Tele Norte Celular Participacoes S.A.               2100                2650
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Global Amount of Remuneration

o  Included

   Annual Salary, Benefits, Allowances, Bonuses.

o  Not Included

   Payroll Taxes (INSS*, FGTS*, Severance pay, etc.) and Share Incentives Plan


*INSS: Brazilian Social Security    /   FGTS: Guarantee Fund for Time of Service